EXHIBIT 16

Tel: 714-957-3200 Fax: 714-957-1080 www.bdo.com	3200 Bristol St., 4th Floor Costa Mesa, CA 92626

May 22, 2015

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 18, 2015, to be filed by our former client, A-Mark Precious Metals, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.